02036955

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 20 2002
WASH, D.C. 165

FORM 6-K

PROCESSED
MAY 24 2002
THOMSON FINANCIAL

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : May 15, 2002

By : ______________________________

Name : Hari Kartana
Title : President

INDOSAT

Ref. 361/GUI/HM.110/02

May 15th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : Release on Indosat's Acquisition of Full Control on Satelindo with Effective 100% Shareholding

Dear Sir,

Please find attached the release on Indosat's Acquisition of Full Control on Satelindo with 100% Shareholding , which is announced at May 15th, 2002.

Thank you for your attention.

Sincerely yours,

Hari Kartana
President

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

INDOSAT

For immediate release :

INDOSAT ACQUIRED FULL CONTROL OF SATELINDO WITH EFFECTIVE 100% SHAREHOLDING

Jakarta, May 15, 2002 - PT (Persero) Indonesian Satellite Corporation Tbk ("Indosat") announced today that in accordance with its plan of restructuring cellular business, Indosat has reached a principal agreement to acquire full control of PT Satelit Palapa Indonesia ("Satelindo") with 100% effective shareholding.

Indosat and Deutsche Telekom AG ("DeTe") has signed a Basic Agreement dated 15 May 2002 to acquire 25% shares of DeTe in Satelindo for a total consideration of US$ 325 million. Upon closing, this transaction will increase Indosat's effective shareholding in Satelindo to 100%. Both parties expect to execute a definitive agreement as soon as practicable.

The closing of the transaction will be subject to certain conditions, including corporate approvals from Indosat, DeTe and Satelindo. Indosat plans to hold general shareholders meeting to seek the shareholders approval by the end of June 2002.

Source of funding for this transaction will be provided from combination of internal cash, issuance of new shares up to 54.5 million new shares and exploring some debt instruments.

Hari Kartana, President Director of Indosat, noted, "This acquisition is another landmark transaction in our strategy to consolidate our control in and increase Indosat's exposure to fast growing cellular business. With 100% shareholding, Indosat can now have the full control in the effort to restructure Satelindo and IM3. We expect that this transaction will lead to a significant increase in the level of synergies between Satelindo and other Indosat-controlled subsidiaries, particularly IM3."

PT Mandiri Sekuritas and Assegaf & Partners were financial and legal advisor to Indosat for this transaction, respectively.

Indosat is a full telecommunication network and service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE : IIT)

Satelindo is a private company providing cellular, international telephone and satellite services in Indonesia. The company is also the second largest GSM 900 mobile operator in Indonesia serving an estimated 1.8 million subscribers by year end 2001.//

For further information, please contact :
PT (Persero) Indonesian Satellite Corporation Tbk.
Corporate Communications Division
Phone: 62-21-3869153
Fax: 62-21-3804045
E-mail: gui@indosat.com
Website: www.indosat.com